August 31, 2005

Jay Ingram, Esq.
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:   Fit For Business International, Inc. ("FFB")
         Registration Statement on Form SB-2
         File No. 333-123176

Dear Mr. Ingram:

We have reviewed your August 23, 2005 letter and have the following responses:


Prospectus Cover Page
---------------------

1. Please relocate the dealer prospectus delivery obligation to either the inside front or outside back cover page of the prospectus as required by Item 502 of Regulation S-B.

ANSWER: In Amendment No. 4 to Form SB-2, we have relocated the dealer prospectus delivery obligation language to the back cover page.

Risk Factors, page 8
--------------------

2. We reissue prior comment 9. Risk factor 9 continues to be too detailed for the risk factors section, as it currently is one page in length. The risk factor should briefly describe the risk. More detailed disclosure should be relocated to the business section.

ANSWER: In Amendment No. 4 to Form SB-2, we have revised and condensed the risk factor.

Management's Discussion and Analysis, page 19
---------------------------------------------

3. Discuss in the overview your going concern and the risk this may have upon your business if you are unable to raise a significant amount of proceeds in this offering.

ANSWER: In Amendment No. 4 to Form SB-2, we have discussed FFB's going concern and the risk this may have upon its business if a significant amount of proceeds in the offering is not raised.

4. Please add disclosure when comparing the results of operations to discuss the Australian currency translation and the total comprehensive loss.

ANSWER: The disclosure related to the Australian currency translation and the total comprehensive loss has been added to the Management's Discussion and Analysis section.

5.    Disclose your current cash balance as of the most recent practicable date.

ANSWER: In Amendment No. 4 to Form SB-2, we have updated this disclosure as of August 19, 2005.

6. Disclosure on page 24 indicates that you believe you have sufficient funds to operate "until the end of September 2005, with additional funds anticipated from the performance of agreements that we have entered into with our current customers." Please expand the disclosure relating to these agreements and file the contracts as material exhibits.

ANSWER: In Amendment No. 4 to Form SB-2, we have amended the disclosure to be consistent and remove repetition with the subsequent paragraph as well as removing the language regarding anticipated contracts since such contracts have not yet materialized for FFB.

7. Disclose the date you entered into the agreements with Fort Street Equity that you disclose is evidenced by two promissory notes. Also, disclose the material terms of the agreements. We may have further comment.

ANSWER: In Amendment No. 4 to Form SB-2, we have disclosed the date FFB entered into the agreements with Fort Street Equity and the material terms of the agreements.

Plan of Operation, page 25
--------------------------

8. We note the disclosure that your plan of operation is highly dependent on the proceeds raised in this offering and that the disclosure in this section assumes you raise the full $4 million. Since there is no minimum to this offering and since the concurrent offering by selling shareholders will likely result in your being unable to raise the maximum offering amount, please revise the disclosure in this section to discuss in greater detail your specific plan of operation if you are unable to raise the maximum amount in this offering and if you raise nominal funds in this offering. We may have further comment.

ANSWER: In Amendment No. 4 to Form SB-2, we have updated the disclosure as requested.

9. With respect to our previous comment 27, we note your response. We reiterate our request for you to disclose in the document the reason the plan of operations has been delayed by three months.

ANSWER: In Amendment No. 4 to Form SB-2, we have updated the disclosure.

Business, Our Company, page 33
------------------------------

10. We reissue a portion of our prior comment 42. In disclosing the material terms of the exchange agreement, state whether any finders' fees were paid or whether any compensation was paid, directly or indirectly.

ANSWER: In Amendment No. 4 to Form SB-2, we have disclosed that as a result of the Exchange Agreement there were no finders fees paid, and no compensation paid, directly or indirectly.

11. We note the disclosure on page 36 regarding the benefits for corporations and individuals undertaking your programs. Please clearly state immediately following this disclosure that you have not conducted any studies to determine the efficacy of your program and there is no guarantee your program will provide these benefits.

ANSWER: In Amendment No. 4 to Form SB-2, we have added the requested disclosure.

12. We reissue prior comment 50. It appears LR Global is a major customer, having accounted for 74% of revenues for the nine months ended March 31, 2005. Please disclose any customers accounting for 10% or more of revenues in the last fiscal year or the interim period. Add a risk factor.

ANSWER: In Amendment No. 4 to Form SB-2, we have disclosed the information on L.R. Global as a significant customer. Such information has also been disclosed in Note 1 to the financial statements under "Concentration." A risk factor has also been added to discuss the concentration of risk resulting from the License Agreement.

13. Update the discussion of your employees, independent account executives and customer service representatives as of the most recent practicable date.

ANSWER: In Amendment No. 4 to Form SB-2, we have updated this discussion.

Principal Stockholders
----------------------

14. Please revise the percent of class including the preferred stock. It appears that including the preferred stock, Mark Poulsen owns 89.99% of the common stock outstanding.

ANSWER: In Amendment No. 4 to Form SB-2, we have revised the percent of class, including the preferred stock.

15. We note footnote 6. You should only include the shares of common stock underlying options for the individual(s) owning options. See Instruction 3 to
Item 403 of Regulation S-B.

ANSWER: In Amendment No. 4 to Form SB-2, we have revised footnote 6 to comply with Instruction 3 of Item 403 of Regulation S-B. Specifically, Mark Poulsen and Fort Street Equity have different calculations based on preferred share conversion and stock options, respectively.

Certain Relationships and Related Transactions, Page 65
-------------------------------------------------------

16. We reissue our prior comment. In light of your response to comment 79 in our letter of May 25, 2005, explain why you continue to disclose Mr. Poulsen's reliance on the exemption from registration contained in section 4(2).

ANSWER: In Amendment No. 4 to Form SB-2, we have changed the exemption to 4(1). This was inadvertently not changed on the last filed amendment.

17. Please disclose the total amount loaned from the related parties and loaned to the related parties for the past two years, in addition to stating the current balance. Also, please explain the loans from the company to Mark Poulsen and Associates and Kamaneal Investments Pty. Ltd

ANSWER: For the years ended June 30, 2005, and 2004, we have included a table that provides the information pertaining to payments to and payments from related parties, in addition to the current balances. The loans from the Company to Mark A Poulsen & Associates Pty. Ltd. and Kamaneal Investments Pty. Ltd. are actually repayments of loans provided to the Company. Any amounts due to the Company are temporary in nature, as evidenced as of June 30, 2005, where the Company owed loans only (no receivables) to such entities.

Financial Statements
--------------------
Note 1 -Basis of Presentation and Organization
----------------------------------------------
Revenue Recognition, page F-8
-----------------------------

18. With respect to our prior comment 66, please explain to the staff why management believes the personal guarantees provide a "high degree" of collectibility of the remaining payment. Tell us why the debtor has not met its obligations under the contractual arrangement, provide the likelihood that the debtor wi1l do so as of the latest deadline and the expected source of payment (e.g. operations, sale of securities, etc.), indicate whether there has been another extension of the deadline, provide the basis for your conclusion that the personal guarantees are reliable (e.g., have you assessed the financial statements and other pertinent info of the guarantors), indicate whether the guarantors have other guarantees that might be subject to pursuit by other creditors, provide a description of your policies and practices for pursuing guarantees, the enforceability and scope of the guarantees in Australia, and whether it would be cost-beneficial for you to pursue the guarantee given your own working capital insufficiencies. We may have further comment upon review of your response.

ANSWER: In Amendment No. 4 to Form SB-2, we have added information to Note 8 to the financial statements which explains managements understanding and information pertaining to the license fee due from L.R. Global, and its collectibility. As supplemental information pertaining to this matter, the Company believes that there is a "high degree" of collectibility of the remaining amount under the License Agreement due to the inquiries made of the principals of L.R. Global as to personal asset holdings and revenues from residual activities. In both instances, it is apparent that such assets of the principals exceed the remaining balance owed to the Company. In addition, research has been performed by the Company regarding the strength of personal guarantees in Australia, and it is believed that the likelihood is strong that the Company would prevail if collection efforts were required. It is unknown at this time whether the principals of L.R. Global have other personal guarantees outstanding.

The delay experienced in collecting the remaining amount of the license fee from L.R. Global is due primarily to the extended period of time required by the Company to complete its capital formation activities, including the effective date of its Registration Statement on Form SB-2 with the SEC. The principals of L.R. Global have informed the Company that L.R. Global entered into the License Agreement with the understanding that the Company would implement its plan of operations (including the completion of its capital formation activities) in early February 2005. At that time, L.R. Global was committed to provide additional sales and marketing resources, and pay the remaining amount of the license fee due. As a result of additional discussions with the principals of L.R. Global and review of available credit information, the Company believes that: (i) L.R. Global will honor the terms of the License Agreement, (ii) complete payment of the license fee will be accomplished under the terms of the second extension agreement dated June 14, 2005, and (iii) the personal guarantees of the principals of L.R. Global and financial resources of that entity continue to provide sufficient assurance of collectibility under Australian law. As of August 25, 2005, there have been no modifications to the second extension agreement to the License Agreement, or changes in any of its terms.

The Company has also adopted a standard collection policy with regards to its sales and licensing activities. The collection policy provides for specific terms and conditions under which the Company will provide credit or extended terms of payment to customers and licensees. For license agreements, where appropriate, it is the Company's policy that personal guarantees are provided to ensure payment of all fees. It is also the Company's policy that, as necessary, it will pursue collection of amounts owed through the use of personal guarantees, and use all reasonable means to effect the collection of funds owed.

The Company considers it to be cost-beneficial to pursue the collection of the licensee fee owed by L.R. Global, as necessary, considering its limited resources.

19. SAB Topic 13.B.1. requires expanded disclosure in Management's Discussion and Analysis and Note 8 concerning your analysis of the collectibility of this receivable. Please revise to address the points raised in our previous comment.

ANSWER: Under SAB Topic 13.B.1, expanded disclosure of the collectibility measures of the Company have been included in Management's Discussion and Analysis, and Note 8 to the financial statements.

20. With respect to our prior comment 67, we note your revisions. We reiterate our request for you to delete the boilerplate disclosure that discusses the revenue recognition criteria per SAB 104. Also, we note your revised disclosure related to your revenue generating activities. Please continue your revisions by disclosing how and when you meet the four criteria for recognizing revenue for each of the company's revenue generating activities.

ANSWER: The boilerplate disclosure under SAB 104 has been removed from the Revenue Recognition policy in Note 1 to the financial statements, and expanded discussion has been provided for each of the categories of revenue generating activities.

Note 8 --License Agreement, page F-18
-------------------------------------

21. With respect to our prior comment 69, we note your response. We reiterate our request for you to revise this footnote as well as Management's Discussion & Analysis to disclose the reason for the 500,000 share transfer from Mark Poulsen to LR Global in 2004 and the reasons for excluding it from the financial statements.

ANSWER: Disclosure of the reason for the transfer of 500,000 shares of common stock from Mark A. Poulsen to L.R. Global in Note 8 to the financial statements is as follows: "As described in Note 4 to the financial statements, from the shares issued to Mark A. Poulsen, President and Chief Executive Officer of the Company, under the Exchange Agreement, L.R. Global received 500,000 shares of common stock. The purpose of the transfer was to further involve L.R. Global in the Company as a stockholder, and to provide an incentive for L.R. Global to perform under the License Agreement. We maintain that the transfer of shares of common stock to L.R. Global by Mark A. Poulsen was a private transaction between the parties, and not part of the Exchange Agreement to be recognized in the financial statements of the Company."

Consent of Independent Accountants
----------------------------------

22. The consent refers to the auditors report included in the Form S-2. In your next amendment, please ask that the auditors reference the Form SB-2 and not a Form S-2.

ANSWER: The Consent of Independent Accounts has been revised to properly reflect the title of the Form SB-2.

Financial Statement Updating
----------------------------

23. Revise the registration statement to include audited financial statements as of and for the years ended June 30, 2005 and 2004.

ANSWER: In Amendment No. 4 to Form SB-2, the audited financial statements and related notes have been updated to the period ended June 30, 2005, and for the periods ended June 30, 2005, and 2004. We have also revised other parts of the registration statement to reflect this updated information.

                Part II -- Information Not Required in Prospectus
                -------------------------------------------------

Recent Sales of Unregistered Securities
---------------------------------------

24. We reissue a portion of our prior comment 71. For the September 20, 2004 transactions, disclose the date(s) the convertible notes were issued.

ANSWER: In Amendment No. 4 to Form SB-2, we have disclosed the dates the convertible notes were issued.

Exhibits
--------
Legality Opinion
----------------

25. Please correct the reference to the number of shares being registered for resale on behalf of selling shareholders. The correct number should be 1,784,000 shares.

ANSWER: In Amendment No. 4 to Form SB-2, the legal opinion, filed as an exhibit, referenced the resale of 1,784,000 shares.

Very truly yours,

ANSLOW & JACLIN, LLP


BY:  /s/ RICHARD I. ANSLOW
   --------------------------
         RICHARD I. ANSLOW

RIA/